Exhibit 99.1

TODAY, DECEMBER 5, 2025: HOTEL101 GLOBAL TOPS OFF HOTEL101-NISEKO IN HIRAFU, NISEKO, HOKKAIDO JAPAN ON TRACK FOR DECEMBER 2026 OPENING

HOTEL101-NISEKO WITH ITS 1.17 HECTARE PRIME SITE AND 482 ROOMS IS EXPECTED TO BE ONE OF THE LARGEST HOTELS IN THE HEART OF HIRAFU, NISEKO, HOKKAIDO JAPAN BY ROOM COUNT, LOCATED ABOUT 2 MINUTES BY SHUTTLE TO THE SKI LIFTS

HOTEL101-NISEKO’S TOPPING OFF CEREMONY CONDUCTED TODAY HIGHLIGHTS THE EXPECTED COMPLETION OF THE WHOLE BUILDING STRUCTURE, TO BE FOLLOWED BY THE FULL SWING INTERIOR FINISHING WORKS IN TIME FOR THE EXPECTED HOTEL OPENING IN DECEMBER 2026. HOTEL101-NISEKO’S COMPLETION PROGRESS IS ON SCHEDULE

TOPPING OFF CEREMONY
482 rooms,
101 – Niseko, Hokkaido, Japan
05, 2025
HOTEL
101
NISEKO
スティハッピー
ホテル 101
HOTEL
101
NISEKO

DoubleDragon Corporation Founders Edgar “Injap” Sia II and Tony Tan Caktiong at the Topping Off Ceremony of Hotel101-Niseko held today December 5, 2025

DoubleDragon Corporation Founders Edgar “Injap” Sia II and Tony Tan Caktiong with Hotel101 Global CEO Hannah Yulo-Luccini at topmost floor of Hotel101-Niseko project site

Today December 5, 2025 – Hotel101 Global Holdings Corp. (NASDAQ Ticker: HBNB) (“Hotel101” or “Hotel101 Global”), a leading asset-light, prop-tech hospitality platform pioneering a global standardized “condotel” business model listed on the Nasdaq Stock Exchange and a subsidiary of Philippine-listed DoubleDragon Corporation (PSE Ticker: DD), tops off 482-room Hotel101-Niseko, which is set to be [one of] the largest hotel in Hirafu by room count.

Expected to open in December 2026, the property is expected to welcome guests in time for the 2026–2027 winter season in one of the world’s most celebrated ski destinations.

More than just a hotel, Hotel101-Niseko introduces an innovative “condotel” model that combines exceptional value with world-class amenities and unmistakable Filipino warmth. Every one of the 482 identically designed, efficiently laid-out rooms is expected to offer practical comfort tailored to the needs of modern travelers—whether families, couples, or groups of friends chasing powder in Niseko.

In addition, guests can expect to look forward to unparalleled amenities for the value segment such as:

●	All-day dining restaurant

●	Dedicated meeting spaces and business center

●	Indoor swimming pool and hot mineral onsen bath

●	Sauna and wellness facilities

●	24-hour front desk and concierge

●	Ski lockers and ski-in/ski-out convenience

●	On-site convenience store

●	Complimentary shuttle service to Grand Hirafu lifts

Located in the vibrant heart of Hirafu, Hotel101-Niseko is expected to place visitors steps away from Niseko’s legendary powder snow, renowned restaurants, and lively après-ski scene, while offering a welcoming sanctuary that reflects the heartfelt hospitality the Philippines is famous for worldwide.

Niseko, a mountain village that now attracts more than two million international visitors annually from over thirty countries, continues to solidify its reputation as Asia’s premier alpine destination. With the rise of Hotel101-Niseko, a bold new landmark joins this global playground—proof that Filipino innovation and hospitality have earned their place among the very best in the world.

Construction remains on schedule, with the property counting down to its expected grand opening in time for the 2026 winter season.

Aerial Photo of 482-room Hotel101-Niseko in the heart of Hirafu, Niseko, Hokkaido Japan

About Hotel101 Global

Listed on Nasdaq (HBNB) with a market capitalization of approximately US$1.5 billion as of December 4, 2025, Hotel101 is an asset-light, prop-tech hospitality platform pioneering a global standardized “condotel” business model. Hotel101 aims to disrupt the global hotel and hospitality sector through its unique tech-enabled business model that positions it to generate revenues twice: first from the advance sale of individual hotel units during the construction phase; and second, from long-term recurring revenue derived from day-to-day hotel operations.

Hotel101 and its affiliates have nine Hotel101-branded properties in the Philippines in various stages of operations and development, as well as three projects under development overseas in Hokkaido (Japan), Madrid (Spain), and Los Angeles (United States). In May 2025, Hotel101 signed an agreement with Saudi Arabia’s Horizon Group to, subject to additional contract, establish a joint venture for the development of up to 10 hotels in Saudi Arabia. In November 2025, Hotel101 signed an agreement for the development of a Hotel101 project in Milan, Italy, subject to customary national, regional and municipal regulatory approvals. Hotel101 aspires to operate 1 million rooms across 100 countries worldwide, with an initial 25 identified priority countries for the medium term. Hotel101 is a subsidiary of Philippine-listed DoubleDragon Corporation (PSE Ticker: DD).

Forward Looking Statements

This document includes certain “forward-looking statements” within the meaning of securities laws of certain jurisdictions, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this document, including statements regarding the future financial position, business strategy, plans and objectives of management for future operations of Hotel101 Global Holdings Corp. (“HBNB”) and its subsidiaries (the “HBNB Group”), are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, HBNB’s expectations concerning anticipated sales revenues, the location, expected number of rooms and expected project completion dates, the outlook for the HBNB Group’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the HBNB Group. These forward-looking statements are based on the beliefs and assumptions of the management of HBNB. Although HBNB believes that such plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, HBNB cannot assure you that such plans, intentions or expectations will be achieved or realized. Forward-looking statements involve a number of risks, uncertainties and assumptions and actual results or events may differ materially from those projected or implied in those statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, the HBNB Group’s ability to execute on its business model, potential business expansion opportunities in foreign countries and growth strategies, manage future growth, retain and expand customers’ use of its hotel services and attract new customers, and source and maintain talent; risks relating to joint venture partners, including owners of pre-sold condotel units in Hotel101 hospitality projects, who may have interests different from and may take actions that adversely affect the HBNB Group; risks relating to project cost and completion; risks relating to the HBNB Group’s sources of cash and cash resources; risks relating to offering deferred payment schemes, including the risk of customer default; the HBNB Group’s ability to effectively compete in the highly competitive hospitality industry; any declines or disruptions in the travel and hospitality industries or economic downturn; applicable laws and regulations to real estate development and marketing activities and hotel operation and management activities in the jurisdictions where the HBNB Group has operations or intends to expand into; and other risks and uncertainties discussed in HBNB’s Shell Company Report on Form 20-F and under the heading “Risk Factors” in HBNB’s registration statement on Form F-4 (File No.: 333-287130) and other documents to be filed by HBNB from time to time with the U.S. Securities and Exchange Commission.

The foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should any of HBNB’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that are not presently known to HBNB or that HBNB currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. HBNB cautions you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date hereof. Forward-looking statements set forth herein speak only as of the date of this document. HBNB does not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that HBNB will make additional updates with respect to that statement, related matters or any other forward-looking statements.

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